EXHIBIT 3.1

AMENDMENT TO THE BYLAWS OF

AMERICAN TONERSERV CORP.

ADOPTED BY THE BOARD OF DIRECTORS ON NOVEMBER 23, 2010

Article III, Section 2, of the Bylaws is hereby amended to read as follows:

Section 2.  Number and Election of Directors. Subject to any limitations in the Certificate of Incorporation, the number of directors will be fixed from time to time exclusively by resolutions adopted by the Board of Directors. Directors shall be elected at each annual meeting of stockholders to replace directors whose terms then expire, and each director elected shall hold office until his successor is duly elected and qualified, or until his earlier death, resignation or removal. Any director may resign at any time effective upon giving written notice to the Board of Directors, unless the notice specifies a later time for such resignation to become effective. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. If the resignation of a director is effective at a future time, the Board of Directors may elect a successor prior to such effective time to take office when such resignation becomes effective. Directors need not be stockholders.